Deutsche Bank Trust Company Americas

Trust & Securities Services

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DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of Genesis Lease Limited:

Issue:	Genesis Lease Limited / Cusip 37183T107
Country:	Bermuda
Meeting Details:	Annual General Meeting of Shareholders of Genesis Lease Limited on June 11, 2008 – 11:30am (Local Time)
Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached
Voting Deadline:	On or before June 6, 2008 at 3:00 PM (New York City time)
ADR Record Date:	May 15, 2008
Common: ADR ratio	1 Common Share (each a “Share”): 1 ADR

Holders of American Depositary Receipts (“ADRs”) representing common shares (the “Shares”) of Genesis Lease Limited (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Each Holder of record of ADRs as of close of business on the ADR record date set forth above will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s American Depositary Shares. Voting instructions must be received on or before the Voting Deadline set forth above. Upon the timely receipt of properly completed voting instructions of eligible Holders of American Depositary Shares, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Bye-laws and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by such American Depositary Shares in accordance with such voting instructions.

There can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

Notwithstanding the above, and in accordance with the terms of Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or for the manner in which such vote is cast or the effect of any such vote.

Capitalized terms defined in the Deposit Agreement among the Company, the Depositary and the registered holders and beneficial owners of the ADR and used (but not otherwise defined) herein are used herein as so defined.

For further information, please contact:

Daniel Belean AVP Deutsche Bank - Depositary Receipts Tel 212 250 6612 Fax 212 797 0327